UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors

On April 22, 2021, the Chairman of the Board of Directors (the “Board”) of Triterras, Inc. (the “Company”), received a letter from Matthew Richards, a member of the Board since November 2020, pursuant to which Mr. Richards resigned as a member of the Board, effective immediately (the “Richards Resignation Letter”). At the time of his resignation, Mr. Richards served as a member of each of the Audit Committee, Nominating Committee and Compensation Committee of the Board.

In the Richards Resignation Letter, Mr. Richards noted that he is resigning from his position as a director of the Company as a result of his belief that the Board “must be united in its approach to how the Company will respond to the resignation of the Company’s auditors and the allegations made in the 14 January 2021 short position article” and that it had become “clear the Chairman and the company’s interim general counsel’s office have very different views to [his] own as to the optimal path forward for the company at this extremely challenging time.” A copy of the Richards Resignation Letter is attached as Exhibit 17.1 to this Current Report on Form 6-K (this “Form 6-K”). All descriptions of the contents of the Richards Resignation Letter set forth in this Form 6-K are qualified in their entireties by reference to the full text of the Richards Resignation Letter.

Also on April 22, 2021, the Chairman of the Board of the Company received a letter from Vanessa Slowey, a member of the Board since November 2020, pursuant to which Ms. Slowey resigned as a member of the Board, effective immediately (the “Slowey Resignation Letter”). The Slowey Resignation Letter did not contain any reasons for Ms. Slowey’s resignation. At the time of her resignation, Ms. Slowey served as a member of each of the Audit Committee and the Compensation Committee of the Board. A copy of the Slowey Resignation Letter is attached as Exhibit 17.2 to this Form 6-K.

The Company fully appreciates Mr. Richards’ and Ms. Slowey’s service to the Board.

Appointment of Directors

Yong-Moon Kim

On April 28, 2021, Yong-Moon Kim was appointed to the Board and as the Chair of the Compensation Committee and a member of the Audit Committee of the Board, effective immediately.  Mr. Kim will serve as a Class II director.  Mr. Kim is an independent director for general and audit committee purposes under applicable SEC and Nasdaq rules. Mr. Kim, age 58, is experienced in corporate finance and accounting, investment management, and new venture development.

Mr. Kim has 28 years of experience in international investment and finance in Asia, the United States and Europe. He serves as advisor for FinTech and blockchain incubation to the Korean Internet Agency. He is also a mentor and advisor to the Korean KOCCA Program-incubated technology startups in the Korean artificial intelligence, FinTech and blockchain sectors. Mr. Kim co-founded Qilin Capital, a boutique alternative asset management firm in Hong Kong. His past positions include Managing Director and Head of Global Equities at Credit Suisse Asset Management, where he led a team of portfolio managers based in Zurich, London, New York, Tokyo, and Singapore. He was a Senior Advisor at TA Partners, advising large Asian institutional investors. Mr. Kim also served as the Managing Director and Founding Head of International Investments at Mirae Asset Global Investments, Head of Institutional Equity Research at Shinhan Securities in Seoul, Senior Analyst covering Asia regional Technology, Internet and Telecom sectors at UBS Investment Bank, and Portfolio Manager at formally MJI, now Aberdeen Standard Asset Management. Mr. Kim received a BA in East Asian Studies from McGill University (Montreal, Canada), and MBA from the University of Chicago, Booth School of Business (Chicago, United States) with a concentration in international finance and accounting. He is licensed by the Hong Kong Securities and Futures Commission (SFC) as a Responsible Officer (RO) for Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

There are no arrangements or understandings between Mr. Kim and any other persons pursuant to which Mr. Kim was selected as a director of the Company. Mr. Kim has no direct or indirect interest in any transaction or proposed transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Jayapal Ramasamy

On April 28, 2021, Jayapal Ramasamy was appointed to the Board and as a member of the Audit Committee and the Compensation Committee of the Board, effective immediately.  Mr. Jayapal will serve as a Class I director.  Mr. Jayapal is an independent director for general and audit committee purposes under applicable SEC and Nasdaq rules. Mr. Jayapal, age 63, is experienced in tax, accounting, and business management.

Mr. Jayapal is the Fellow of the Association of Chartered Certified Accountants UK (FCCA), the Fellow Institute of Singapore Chartered Accountants (FCA) and Fellow of CPA Australia (FCPA). Mr. Jayapal is the Deputy President of UK Accounting Group McMillan Woods International, and has been instrumental in developing the Asian network for McMillan Woods, in particular, India, Bangladesh, Pakistan and Sri Lanka. He is a director at Alliance Corporate Services Pte Ltd, Chairman of Hallmark Capital Pte Ltd and Chairman of Hallmark Nominee Services Pte Ltd Singapore. He also is a board member of ANSA India Pte Ltd, a member of the Board of Governor St. John International School, Malaysia and the Deputy Chairman of International Student Recruitment Center Pte Ltd. He is as one of the Founder Members and Past President of the Institute of Management Consultants (IMC). Mr. Jayapal served on the boards of directors of various companies, including Savant Infocom PLC, Panel Kerr Forster, Parker Randall, Parker Randall Sdn Bhd, Parker Randall India Pvt Ltd, AEC Edu Group Pte Ltd, and Sindia Property Group Pte Ltd. He previously was Council Member-Singapore Branch at Association of Chartered Certified Accountants (ACCA). He studied ACCA in London through Emile Woolf College of Accounting, became a member of ACCA in 1985 and a Fellow in 1990. He co-authored several books in taxation and tax management.

There are no arrangements or understandings between Mr. Jayapal and any other persons pursuant to which Mr. Jayapal was selected as a director of the Company. Mr. Jayapal has no direct or indirect interest in any transaction or proposed transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Lilian Koh

On April 28, 2021, Lilian Koh was appointed to the Board and as a member of the Nominating and Corporate Governance Committee of the Board, effective immediately. Ms. Koh will serve as a Class II director.  Ms. Koh is an independent director for general purposes under applicable SEC and Nasdaq rules. Ms. Koh, age 57, is experienced in information technology and business management.

Ms. Koh has been the founding Chairman and Chief Executive Officer of iAPPS Pte Ltd since 2012. She is an IT and infocomm veteran with 30 years’ experience, including nearly a decade of working on large-scale computerization projects for the Singapore government. She is also a senior member of the Singapore Computer Society. Ms. Koh founded Network Integration Systems & iCommerce (NIS Group) that successfully developed one of the world’s first Electronic Data Interchange (EDI) over the Internet, developed Singapore’s first Internet commerce management system in 1995, and received the SingaporeONE Pioneer Award in 1997 for the first B2B2C supermarket e-commerce system for Cold Storage. She co-developed curriculum and lectured for National University of Singapore’s Institute of Logistics’ RFID Master Class programme, and launched together the RFID/Internet of Things Summit with Thailand’s Ministry of Information and Communication in 2006. She served as a judge for Singapore’s inaugural e-Government Excellence Awards in 2013, which was jointly organized by Singapore’s Ministry of Finance and Infocomm Development Authority of Singapore.

There are no arrangements or understandings between Ms. Koh and any other persons pursuant to which Ms. Koh was selected as a director of the Company. Ms. Koh has no direct or indirect interest in any transaction or proposed transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

On April 28, 2021, the Company issued a press release regarding the Company’s new directors. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

Cautionary Note

The Company notes that the Richards Resignation Letter and the Slowey Resignation Letter have been filed with this Form 6-K in the exact forms they were provided to the Company, without redaction or modification of any kind. The Company takes no responsibility for the contents of either letter.

Exhibits

Exhibit 17.1	Resignation letter of Matthew Richards, dated April 22, 2021.
Exhibit 17.2	Resignation letter of Vanessa Slowey, dated April 22, 2021.
Exhibit 99.1	Press Release, dated April 28, 2021, regarding appointment of new directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: April 28, 2021	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Director, Executive Chairman and
Chief Executive Officer

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